Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Corporation

AYR Wellness Inc. (“AYR” or the “Corporation”)

2601 South Bayshore Drive, Suite 900

Miami, Florida 33133

Item 2	Date of Material Change

October 31, 2023

Item 3	News Release

A news release was issued and disseminated by the Corporation on November 1, 2023 through GlobeNewswire and can be found on SEDAR+ at www.sedarplus.ca. A copy of the news release is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

The Corporation entered into a transaction support agreement dated October 31, 2023 (the “Support Agreement”) with, among others, the holders of approximately 76% (the “Majority Noteholders”) of the aggregate outstanding principal amount of the Corporation’s 12.5% senior notes due December 2024 (the “Senior Notes”). The transactions agreed to in the Support Agreement (collectively, the “Transaction”) contemplate: (i) the exchange of all Senior Notes for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 of Ayr Wellness Canada Holdings Inc. (“Ayr Wellness Canada”), to be guaranteed by the Corporation and its other subsidiaries (the “New 2026 Notes”); (ii) the opportunity for the Majority Noteholders to participate in the issuance of additional New 2026 Notes (the “Additional New 2026 Notes”) in an aggregate principal amount of US$50 million (subject to a 20% original issue discount); (iii) the backstop of the Additional New 2026 Notes by one of the Majority Noteholders in exchange for a backstop premium payable in the form of subordinated, restricted or limited voting shares of the Corporation (“SVS Shares”), representing in the aggregate 5.1% of the outstanding shares of the Corporation on a fully-diluted and pro-forma basis (or non-voting shares in one of the Corporation’s subsidiaries representing the equivalent value to 5.1% of the outstanding shares of the Corporation on a fully-diluted and pro-forma basis) (the “Backstop Shares”); and (iv) as described below, the issuance of SVS Shares (the “New Shares”) to the holders of the New 2026 Notes representing in the aggregate 24.9% of the outstanding shares of the Corporation on a Fully-Diluted1 and pro-forma basis (or 20.8% of the outstanding shares assuming the exercise of the Anti-Dilutive Warrants (as defined below)). The new warrants of the Corporation (the “Anti-Dilutive Warrants”) would be issued at closing to all then-existing holders of SVS Shares and shares of a subsidiary of the Corporation that are exchangeable for SVS Shares (excluding recipients of the New Shares and the Backstop Shares) and would be exercisable for SVS Shares at a price of US$2.12 per share for two (2) years following closing of the Arrangement.

1 “Fully-Diluted” means the aggregate number of (i) SVS Shares, (ii) multiple voting shares of the Corporation, (iii) shares of a subsidiary of the Corporation exchangeable on a one-for-one basis for SVS Shares, and (iv) restricted share units of the Corporation and CSAC Acquisition Inc.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 31, 2023 the Corporation entered into the Support Agreement with, among others, the Majority Noteholders to effect the Transaction pursuant to the Arrangement (as defined below).

Ayr Wellness Canada intends to commence proceedings under the Canada Business Corporations Act (“CBCA”) to implement the Transaction by way of a corporate plan of arrangement (the “Arrangement”) under Section 192 thereof, which remains subject to (i) the approval of at least 66 2/3% of the holders of the Senior Notes (the “Senior Noteholders”) at a meeting of Senior Noteholders currently scheduled for December 15, 2023, (ii) the approval of the fairness and reasonableness of the Arrangement by the Ontario Superior Court of Justice, (iii) the receipt of required approvals from applicable U.S. state cannabis regulators, and (iv) the satisfaction or waiver of other customary closing conditions.

Pursuant to the Arrangement:

•	The existing Senior Notes will be transferred to AYR Wellness Canada, which is incorporated under the CBCA, and the holders of the Senior Notes will receive an equal principal amount of New 2026 Notes to be issued by Ayr Wellness Canada, which will be guaranteed by the Corporation and each of the Corporation’s other direct and indirect subsidiaries.

•	US$50 million of Additional New 2026 Notes will be issued to participating Majority Noteholders resulting in net proceeds to the Corporation of US$40 million (in connection with the 20% original issue discount to be applied to such Additional New 2026 Notes); the Additional New 2026 Notes will be backstopped by one of the Majority Noteholders in exchange for the Backstop Shares.

•	Recipients of the New 2026 Notes will also receive New Shares in an amount equal to 24.9% (on a Fully-Diluted and pro-forma basis, excluding both the existing approximately 2.9 million SVS Share purchase warrants of the Corporation which are exercisable until May 2024 at US$9.07 per share and the Anti-Dilutive Warrants to be issued on closing of the Arrangement, as well as excluding certain treasury shares, but including the New Shares and the Backstop Shares) of the outstanding shares as at October 31, 2023, of which 50% will be subject to a 6-month contractual lock-up period.

•	Existing shareholders of the Corporation and certain of its subsidiaries will be granted warrants (the “Anti-Dilutive Warrants”) to acquire 16.5% of the outstanding shares of the Corporation (including the New Shares and the Backstop Shares) on a Fully-Diluted and pro-forma basis as at October 31, 2023 (and assuming such Anti-Dilutive Warrants are exercised in full) for purposes of reducing the dilutive effect of the New Shares and the Backstop Shares on existing shareholders of the Corporation. The Anti-Dilutive Warrants will have a term of two (2) years and shall have an exercise price of US$2.12 per share. The Anti-Dilutive Warrants will only be exercisable by non-U.S. persons and accredited investors, as such terms are defined under applicable U.S. securities laws.

•	On closing of the Arrangement, the Majority Noteholders will be granted the right to appoint one (1) independent director (with no affiliation to competitors of the Corporation) to the Corporation’s board of directors and will be entitled to nominate one (1) independent director at each annual meeting of the Corporation until the earlier of the repayment or refinancing of the New 2026 Notes or the Majority Noteholders ceasing to hold a majority of the New 2026 Notes held as of closing of the Arrangement.

•	Prior to closing of the Arrangement, the Corporation has a “fiduciary out” in the event of either (i) any superior transaction for both the Corporation and the Senior Noteholders, or (ii) any transaction that would repay the Senior Notes in full in cash.

A copy of the Support Agreement has been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional information and key dates in connection with the Arrangement will be made publicly available in due course by the Corporation.

Additional information on the Arrangement can be found in the news release attached hereto as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change described in this report:

Jon DeCourcey

Head of Investor Relations

(786) 885-0397 or ir@ayrwellness.com

Item 9	Date of Report

November 8, 2023

Schedule “A”

News Release

See attached.

AYR Announces (1) Agreement with Senior Noteholders to Extend Maturity Date by Two Years, (2) Commitment for US$50 million of New Money Financing and (3) Amendment to LivFree Wellness, LLC Promissory Note

•	Upon completion of the Transactions (defined below) and when combined with the previously announced contingent agreements with certain seller noteholders, AYR will have retired or extended the maturity of nearly US$400 million in debt for an additional two (2) years

•	Upon completion of the Transactions, AYR’s Senior Noteholders and the Backstop Party will collectively receive equity representing 30% of the issued and outstanding shares of the Company on a fully-diluted and pro-forma basis (or 25% assuming the exercise of the Anti-Dilutive Warrants (defined below))

•	In addition to debt maturity extensions, AYR has received a commitment for US$50 million of new money debt financing, which will be backstopped by one of the existing Senior Noteholders and, if funded, would result in US$40 million of cash proceeds to AYR

•	The Transactions are supported by 76% of Senior Noteholders, which, upon completion, shall bind all Senior Noteholders to the two (2) year extension

•	New warrants exercisable for two years at US$2.12 per share will be issued to existing shareholders

MIAMI FL, November 1, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced that it entered into a transaction support agreement on October 31, 2023 (the “Support Agreement”) with the holders of approximately 75% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s 12.5% senior notes due December 2024 (the “Senior Notes”), pursuant to which the Majority Noteholders have agreed to support a transaction under which: (i) all of the Senior Notes would be exchanged for an equivalent principal amount of new 13% senior secured notes (the “13% Senior Notes”) due December 10, 2026 (the “Exchange Transaction”); (ii) the Majority Noteholders will be offered the opportunity to participate in the issuance of additional 13% Senior Notes in an aggregate principal amount of US$50 million (the “New Money Notes”) (subject to 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) the offering of the New Money Notes will be backstopped by one of the Majority Noteholders, in exchange for which such backstop party will on closing receive a backstop premium payable in the form of subordinated, restricted or limited voting shares in the Company representing in the aggregate 5.1% of the outstanding shares on a fully-diluted and pro-forma basis (or non-voting shares in one of the Company’s subsidiaries representing the equivalent value to 5.1% of the outstanding shares of the Company on a fully-diluted and pro forma basis) (the “Backstop Premium”); and (iv) recipients of 13% Senior Notes will also concurrently receive subordinated, restricted and limited voting shares (the “New Shares”) representing in the aggregate 24.9% of the issued and outstanding shares of the Company on a fully-diluted and pro-forma basis (or 20.8% of the outstanding shares assuming the exercise of the Anti-Dilutive Warrants (as defined below) (collectively, the “Transactions”).

In addition, as described below, new warrants (the “Anti-Dilutive Warrants”) would be issued at closing to all then-existing shareholders (excluding recipients of the New Shares and the Backstop Premium) and would be exercisable for shares at a price of US$2.12 per share for two years following closing.

The Transactions will also be subject to approval by the Ontario court pursuant to a plan of arrangement (the “Plan”) commenced under the Canada Business Corporations Act (the “CBCA”). The Transactions will be subject to customary terms and conditions, including approval by the requisite majority of holders of Senior Notes and the receipt of required approvals from applicable state cannabis regulators.

The Company also announced today that it has entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note will provide, among other things, a principal payment of US$3 million upon closing of the Transactions and a deferral of the maturity of the remaining US$17 million of principal and approximately US$5 million of accrued PIK interest for a period of two (2) years to May 24, 2026.

AYR CEO David Goubert said: “Today's announced agreements are the culmination of a series of actions taken in recent months to transform AYR's balance sheet and protect the financial health of the company. We believe that these actions will provide AYR the financial flexibility to execute on its long-term growth strategy, while continuing to prioritize cash flow generation and further optimization initiatives.”

The Transactions

Following the Company’s announcement in June 2023 of its entry into contingent agreements to defer principal or amortization payments for two (2) years on an aggregate principal amount of approximately US$69 million of its debt obligations owed to sellers of businesses previously acquired by the Company, AYR entered into a non-disclosure agreement with certain holders of the Senior Notes to facilitate discussions about a proposed transaction to defer the maturity of the Senior Notes and allow the Company to provide them with confidential information. Following these discussions and the exchange of proposals between the Majority Noteholders and a special committee of the board of directors established to oversee negotiations, the Company and the Majority Noteholders have entered into the Support Agreement, which contemplates, among other things, the following terms:

•	Senior Note Exchange: The existing Senior Notes will be transferred pursuant to the Plan commenced under the CBCA to a newly formed CBCA subsidiary of AYR (“Newco”) and the holders of the Senior Notes will receive, as part of the Plan, an equal principal amount of 13% Senior Notes issued by Newco in an aggregate amount of US$243 million, which will be guaranteed by AYR and each of AYR’s other direct and indirect subsidiaries and secured by all or substantially all of the assets and properties of Newco, AYR and each guaranteeing subsidiary, subject to certain exemptions.

•	Additional Capital Infusion Pursuant to the New Money Notes: The Majority Noteholders will be offered the opportunity to participate in an issuance of New Money Notes in an aggregate principal amount of US$50 million. The New Money Notes will be issued with a 20% original issue discount (resulting in US$40 million of net proceeds to AYR at closing). One of the majority noteholders has agreed to backstop the offering, in exchange for payment of the Backstop Premium at closing. Proceeds of the New Money Notes will be used to restructure or repay senior notes and for working capital purposes.

•	Issuance of New Shares: Recipients of the 13% Senior Notes will also receive New Shares in an amount equal to 24.9% (excluding both the existing approximately 2.9 million warrants which are exercisable until May 2024 at US$9.07 per share and the new Anti-Dilutive Warrants) of the post-closing fully-diluted shares. 50% of the New Shares and the Backstop Premium will be subject to a 6-month contractual lock-up from the closing of the Transactions.

•	Anti-Dilutive Warrants: In order to reduce the dilutive effect of the New Shares and the Backstop Premium on existing shareholders, the existing shareholders (excluding the recipients of the New Shares and the Backstop Premium) will be granted Anti-Dilutive Warrants to acquire 16.5% of the outstanding shares (including the New Shares and the Backstop Premium) on a fully-diluted and pro-forma basis (assuming their exercise in full). If fully exercised, the Warrants would effectively dilute the New Shares and the Backstop Premium from 30% to approximately 25% of the fully-diluted outstanding shares. The Anti-Dilutive Warrants will be exercisable at US$2.12 per share for a period of two years from the closing of the Transactions. The Anti-Dilutive Warrants will only be exercisable by non-U.S. persons and accredited investors as such terms are defined under U.S. Securities Law.

•	Governance and Pre-Emptive Rights: At closing of the Transactions, the Majority Noteholders will be granted the right to appoint one independent director (with no affiliation to competitors of AYR) to AYR’S board of directors. In addition, the Majority Noteholders will be entitled to nominate one independent director at each annual meeting of the Company until the earlier of the repayment or refinancing of the 13% Senior Notes or the Majority Noteholders cease to hold a majority of the 13% Senior Notes held as of closing. In addition, the Majority Noteholders will be granted customary pre-emptive rights to acquire additional equity of AYR to maintain their respective proportionate equity interests.

Pursuant to the Plan, the Company intends to proceed with the calling of a meeting of holders of Senior Notes to approve the Transactions and is targeting closing the Transactions on or about December 31, 2023, subject to the satisfaction of closing conditions, including court approval of the Plan and the receipt of required regulatory approvals. The Support Agreement and closing of the Transactions will remove the conditionality of the previously mentioned contingent agreements to defer payments related to AYR’s debt obligations to sellers of businesses previously acquired by the Company.

LivFree Amendment

The Company has also reached an agreement with LivFree to amend certain terms of the LivFree Note dated May 24, 2019 that was executed in connection with the Company’s acquisition of LivFree. Upon a minimum two-year extension of the maturity of the Senior Notes or an exchange of (or refinancing of) the Senior Notes for a new series of notes with a maturity date of December 10, 2026 or a later date, the LivFree Note will be amended to, among other things, contain the following terms:

•	provide an extension of two (2) years from the initial maturity date, resulting in a maturity date of May 24, 2026;

•	defer repayment of approximately US$5 million of accrued PIK interest until May 24, 2026;

•	convert interest on the LivFree Note from PIK to monthly cash interest;

•	increase the interest rate on the LivFree Note to 10.0% per annum; and

•	require a US$3 million payment to LivFree which will be applied to the outstanding principal amount due under the LivFree Note.

As a result of the amendments to the LivFree Note, as of today, the Company has reached contingent agreements to defer principal, amortization or accrued interest payments for two (2) years on an aggregate amount, net of payments, of approximately US$87 million of debt obligations, including contingent agreements with holders of approximately US$73.3 million aggregate principal amount of vendor take-back promissory notes (“Vendor Notes”), representing 86.5% of the outstanding principal amount of all Vendor Notes maturing before 2027. Upon completion of the Transaction, the conditions to each of the Vendor Note amendments will be fulfilled.

Disclosure Obligations

The Company has also filed a management presentation on SEDAR and EDGAR to fulfil its obligations under the non-disclosure arrangements with the Majority Noteholders to publicly disclose any material non-public information provided to the Majority Noteholders as part of the negotiations about the Transaction. The presentation includes forward-looking information for the years 2023 and 2024, and accordingly the Company’s prior guidance is withdrawn and replaced with the projections included in the presentation (which are subject to the risks and assumptions contained therein).

Moelis & Company LLC is serving as exclusive financial advisor to the Company. Stikeman Elliott LLP and Weil Gotshal & Manges LLP are acting as the Company’s Canadian and U.S. legal counsel, respectively. Ducera Partners LLC is serving as financial advisor to the Majority Noteholders. Goodmans LLP and Paul Hastings LLP are acting as the Majority Noteholders’ Canadian and U.S. legal counsel, respectively.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, future payments to creditors, the implementation of the Exchange Transaction pursuant to a plan of arrangement under the CBCA, including the receipt of all necessary exchange, Court, and regulatory approvals, the use of proceeds of the New Money Notes, amendments to debt obligations and security agreement with LivFree, the Company’s ability to execute on its long-term growth strategy and optimization initiatives as well as generate cash flow, and the general prospects of the business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the Company may not receive the necessary approvals to complete the Transaction, issue the New Money Notes or the New Shares. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. The Company also cautions readers that the forward-looking financial information contained in this news release and any management-prepared presentation filed on SEDAR+ are only provided to assist readers in understanding management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose.